SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

COMVERSE TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

COMVERSE TECHNOLOGY, INC.

(Names of Filing Persons (Issuer))

Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023

and New Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023

(Title of Class of Securities)

205862AK1

205862AL9

205862AM7

(CUSIP Number of Class of Securities)

Paul L. Robinson, Esq.

Executive Vice President,

Chief Operating Officer and

General Counsel

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

Copy to:

David E. Zeltner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
$419,647,000	$12,884*

*	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,884	Filing Party:	Comverse Technology, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This AMENDMENT NO. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO dated March 2, 2007 (the “Schedule TO”), filed by Comverse Technology, Inc., a New York corporation (“Comverse”) with the Securities and Exchange Commission relating to an offer by Comverse to purchase for cash all of its outstanding Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 (the “Old ZYPS”) and New Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 (the “New ZYPS,” and, collectively with the Old ZYPS, the “ZYPS”) upon the terms and subject to the conditions set forth in the Notice of Designated Event and Offer to Purchase, dated March 2, 2007 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Old ZYPS were issued by Comverse pursuant to an Indenture, dated as of May 7, 2003, between Comverse and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), and the New ZYPS were issued by Comverse pursuant to an Indenture, dated as of January 26, 2005, between Comverse and the Trustee. Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in the Offer to Purchase.

The purpose of this Amendment is to include in the Schedule TO the press release issued by Comverse on March 22, 2007, in which Comverse announced the release of preliminary unaudited selected financial information for the fourth quarter and the full fiscal year ended January 31, 2007, as well as preliminary unaudited selected financial information for the seven preceding fiscal quarters and for the full fiscal year ended January 31, 2006. Such press release is filed herewith as Exhibit (a)(1)(F).

In addition, the Expiration Time of the Offer has been extended by Comverse to 5:00 p.m., New York City time, on Friday, April 6, 2007. The press release issued by Comverse on March 29, 2007 announcing the extension of the Expiration Time is filed herewith as Exhibit (a)(1)(G). All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Time of 5:00 p.m., New York City time, on March 30, 2007, are hereby amended and restated to refer to the Expiration Time of 5:00 p.m., New York City time, on Friday, April 6, 2007. Holders of ZYPS who tendered their ZYPS prior to the date hereof are NOT required to submit a new Letter of Transmittal to tender their ZYPS.

Items 1 and 4.

Items 1 and 4 of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented and follows:

On March 22, 2007, the Company issued a press release announcing the release of preliminary unaudited selected financial information for the fourth quarter and the full fiscal year ended January 31, 2007, as well as preliminary unaudited selected financial information for the seven preceding fiscal quarters and for the full fiscal year ended January 31, 2006. In order to give holders of the ZYPS additional time to consider the information contained in such press release, Comverse has determined to extend the Expiration Time of the Offer, which was originally 5:00 p.m., New York City time, on March 30, 2007, to 5:00 p.m., New York City time, on Friday, April 6, 2007.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(F)	Press Release dated March 22, 2007
(a)(1)(G)	Press Release dated March 29, 2007

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)*	Notice of Designated Event and Offer to Purchase, dated March 2, 2007

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Press Release dated March 2, 2007

(a)(1)(F)+	Press Release dated March 22, 2007

(a)(1)(G)+	Press Release dated March 29, 2007

(b)	Not applicable

(d)(1)*	Indenture, dated as of May 7, 2003, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.2 to Comverse’s Form S-3 (Registration No. 333-106391) filed on June 23, 2003)

(d)(2)*	Description of the Old ZYPS (filed as pages 16 through 27 of Comverse’s S-3 (Registration No. 333-106391) on June 23, 2003 and incorporated herein by reference)

(d)(3)*	Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(4)*	Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

+	Filed herewith
*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Paul L. Robinson
Name:	Paul L. Robinson
Title:	Executive Vice President, Chief Operating Officer and General Counsel

Dated: March 29, 2007

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)*	Notice of Designated Event and Offer to Purchase, dated March 2, 2007

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Press Release dated March 2, 2007

(a)(1)(F)+	Press Release dated March 22, 2007

(a)(1)(G)+	Press Release dated March 29, 2007

(b)	Not applicable

(d)(1)*	Indenture, dated as of May 7, 2003, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.2 to Comverse’s Form S-3 (Registration No. 333-106391) filed on June 23, 2003)

(d)(2)*	Description of the Old ZYPS (filed as pages 16 through 27 of Comverse’s S-3 (Registration No. 333-106391) on June 23, 2003 and incorporated herein by reference)

(d)(3)*	Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(4)*	Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

+	Filed herewith
*	Previously filed.